UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2017

Commission File Number 1-34694

VEON Ltd.

(formerly VimpelCom Ltd.)

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Information contained in this report

The information set forth in this Form 6-K is hereby incorporated by reference into the registration statements filed with the Securities and Exchange Commission by the registrant on Form F-3 (Registration Nos. 333-213905 and 333-196223).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: June 12, 2017

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VEON Ltd.

Victoria Place, 31 Victoria Street

Hamilton HM10, Bermuda

NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

24 July 2017, 11.00 am Central European Time

The meeting will be held at the following office address:

Claude Debussylaan 88

1082 MD Amsterdam

The Netherlands

VEON Ltd.

Victoria Place, 31 Victoria Street

Hamilton HM10, Bermuda

NOTICE

OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF VEON LTD.

Dear Shareholder,

It is a pleasure to invite you to the 2017 annual general meeting of shareholders (the “AGM”) of VEON Ltd. (“VEON” or the “Company”). The supervisory board of the Company (the “Supervisory Board”) has resolved that the AGM will be held on Monday, 24 July 2017 at 11.00 am Central European Time at Claude Debussylaan 88, 1082 MD Amsterdam, The Netherlands. Only the holders of record of VEON shares at the close of business on 9 June 2017, the record date for the AGM, are entitled to vote at the AGM under Bermuda law and the VEON bye-laws.

The agenda of the meeting is as follows:

1.	Shareholders to receive the report of the Company’s auditor and the audited financial statements of the Company for the financial year ended 31 December 2016;

2.	Re-appoint PricewaterhouseCoopers Accountants N.V. (“PWC”) as auditor of the Company for a term expiring at the conclusion of the 2018 annual general meeting of shareholders of the Company and authorise the Supervisory Board to determine the remuneration of the auditor;

3.	Increase the number of Supervisory Board members from nine to eleven;

4.	Election of individual directors to the Supervisory Board (information about the candidates is provided in Attachment 1); and

5.	Any other business which may properly come before the meeting or any adjournment of the meeting.

The formal notice of the AGM is set out on page 4 of this document.

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The report of the auditor and the financial statements of the Company for the financial year ended 31 December 2016 (prepared in accordance with IFRS) appear on the Investor Relations page of the Company’s website at www.veon.com.

The affirmative vote of a simple majority of the votes cast at the AGM, at which a quorum is present, will be required to re-appoint PWC as the Company’s auditor to hold office until the conclusion of the 2018 annual general meeting of shareholders of the Company, and to increase the number of Supervisory Board members from nine to eleven.

Voting on the election of directors will be by way of cumulative voting and information about the cumulative voting procedure is provided on page 9 of this document. Each shareholder will have:

•	If proposal 2 (to increase the number of Supervisory Board members) is approved: 11 votes; or

•	If proposal 2 (to increase the number of Supervisory Board members) is not approved: 9 votes,

for each share they hold in the Company to allocate for the election of directors. Please see the proxy form enclosed with this Notice for further information on how to vote your shares in the Company for the election of directors.

VEON shareholders are requested to complete and return the proxy form or voting instruction form (as relevant to how your shares are held) to ensure that their shares will be represented at the AGM. If you have any questions, you may contact Remco Vergeer at +31621187402 or remco.vergeer@veon.com. Information regarding the resolutions to be proposed at the AGM is set out on page 8 of this document. We encourage you to read that information carefully.

The Supervisory Board recommends that shareholders vote in favour of the proposal for the re-appointment of PWC as the Company’s auditor, and the proposal to increase the number of Supervisory Board members from nine to eleven.

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VEON Ltd.

(“Company”)

NOTICE OF THE ANNUAL GENERAL MEETING

OF SHAREHOLDERS FOR 2017

TO THE SHAREHOLDERS OF VEON LTD.

NOTICE is given that the 2017 annual general meeting (“2017 AGM”) of the shareholders of VEON Ltd. (“VEON” or the “Company”) will be held on 24 July 2017 at 11.00 am Central European Time at Claude Debussylaan 88, 1082 MD Amsterdam, The Netherlands to receive the report of the Company’s auditor and the financial statements of the Company for the financial year ended 31 December 2016 and to vote upon the following proposals:-

1.	To re-appoint PricewaterhouseCoopers Accountants N.V. (“PWC”) as auditor of the Company for a term expiring at the conclusion of the 2018 annual general meeting of shareholders of the Company and to authorize the supervisory board of the Company (the “Supervisory Board”) to determine the remuneration of the auditor.

2.	To increase the number of Supervisory Board members from nine to eleven.

3.	To appoint Mikhail Fridman as a director of the Company.

4.	To appoint Alexey Reznikovich as a director of the Company.

5.	To appoint Andrei Gusev as a director of the Company.

6.	To appoint Sir Julian Horn-Smith as a director of the Company.

7.	To appoint Gennady Gazin as a director of the Company.

8.	To appoint Nils Katla as a director of the Company.

9.	To appoint Gunnar Holt as a director of the Company.

10.	To appoint Jørn Jensen as a director of the Company.

11.	To appoint Stan Chudnovsky as a director of the Company.

12.	To appoint Ursula Burns as a director of the Company.

13.	To appoint Guy Laurence as a director of the Company.

14.	Any other business which may properly come before the meeting or any adjournment of the meeting.

If any other matter properly comes before the meeting or any adjournment of the meeting, the persons named in the proxy form and voting instruction for the meeting will vote the shares represented by all properly executed proxies and voting instructions in their discretion.

The Supervisory Board has set 9 June 2017 as the record date for the 2017 AGM. This means that only those persons who are registered holders of VEON common shares at the close of business on that record date will be entitled to receive notice of the 2017 AGM and to attend and vote at the meeting and any adjournment of the meeting.

Proof of ownership of common shares, as well as a form of personal identification, must be presented in order to be admitted to the meeting.

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No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted at the meeting.

This notice should be read in conjunction with the accompanying information.

The report of the auditor and the financial statements of the Company for the financial year ended 31 December 2016 (prepared in accordance with IFRS) appears on the Investor Relations page of the Company’s website at www.veon.com.

Information about the nominees for appointment to the Supervisory Board is set out in the material accompanying this notice.

By Order of the Supervisory Board

Marlies A. Smith

Secretary

Dated 12 June 2017

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Record Date and Voting

Registered holders of record of VEON common shares will be entitled to vote at the 2017 AGM or any adjournment or postponement of the meeting. You are the registered holder of record of VEON shares if your VEON shares are registered in your name on VEON’s register of members at the close of business on the record date for the meeting, which is 9 June 2017. Holders of record of VEON shares will receive a proxy form from VEON, which must be duly executed before a notary public and thereafter returned to the Company, and will be entitled to vote by proxy at the 2017 AGM.

Holders of record of VEON American Depositary Shares (“ADSs”) will be entitled to instruct the depositary as to the exercise of the voting rights attaching to the VEON common shares represented by the holder’s VEON ADSs. You are a holder of VEON ADSs if your VEON ADSs are evidenced by physical certificated American Depositary Receipts or book entries in your name so that you appear as a VEON ADS holder in the register maintained by the depositary at the close of business on the record date. If you are a holder of record of VEON ADSs, you will receive a voting instruction from the depositary with instructions on how to instruct the depositary to vote the VEON common shares represented by your VEON ADSs.

If you hold VEON ADSs through a bank, broker or other nominee (in “street name”), you may receive from that institution a voting instruction form that you may use to instruct them on how to cause your VEON ADSs to be voted.

Registered holders of VEON shares can vote at the 2017 AGM by ballot. If you are a VEON ADS holder you may not vote your shares in person at the 2017 AGM unless you obtain a proxy form from the depositary giving you the right to vote the shares at the 2017 AGM. Even if you plan to attend the 2017 AGM, we recommend that you also submit your proxy form or voting instruction as described in this document so that your vote will be counted if you later decide not to attend the meeting.

A quorum for the transaction of business at the 2017 AGM is the presence in person of two or more persons at the start of the meeting having the right to attend and vote at the meeting and holding or representing in person or by proxy at least 50% plus 1 voting share of the total issued voting shares in VEON at the relevant time.

Pursuant to the VEON bye-laws, the resolution for the re-appointment of the auditor, and to increase the number of Supervisory Board members, is each subject to the affirmative vote of a simple majority of the votes cast.

Pursuant to the VEON bye-laws, the resolutions for appointment of the director nominees will be voted upon by way of cumulative voting. Each VEON share will have:

•	If proposal 2 (to increase the number of Supervisory Board members) is approved: 11 votes; or

•	If proposal 2 (to increase the number of Supervisory Board members) is not approved: 9 votes,

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for the cumulative voting process. Further details on the cumulative voting procedures relevant to the 2017 AGM are set out on page 9 below.

In the event a quorum is not present at the 2017 AGM, then the meeting will stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the chief executive officer of the Company may determine.

Abstentions will be counted towards the presence of a quorum at, but will be not considered votes cast on any proposal brought before, the 2017 AGM.

If you are a registered holder of VEON shares and have voted by proxy, you may change your vote by signing, dating and returning a completed proxy form (such proxy form having been executed in the presence of a notary public) with a later date on or before the voting deadline of 21 July 2017 at 11.00 am Central European Time or by attending the 2017 AGM and voting in person. If you are a VEON ADSs holder and have voted by submitting a voting instruction, you may change your vote at any time before the voting deadline of 12.00 noon Eastern Standard Time in the United States on 21 July 2017. If you hold your VEON ADSs in street name and wish to change your vote, you should follow the instructions provided by your bank, broker or other nominee. Registered holders of VEON shares or VEON ADSs who need another copy of their proxy form of voting instruction may contact the Company by any of the following methods:

Mail Claude Debussylaan 88 1082 MD Amsterdam The Netherlands Attention: Legal Department	E-mail Rohit.Bhoothalingam@VEON.com Phone +31 6 13 049 224

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The Proposals

Set out below is a description of each proposal for which shareholder approval is sought. The Supervisory Board has recommended that the shareholders vote in favour of Proposals 1 and 2.

PROPOSAL 1: RE-APPOINTMENT OF AUDITOR

Text of the proposed resolution:

1.	To re-appoint PricewaterhouseCoopers Accountants N.V. (“PWC”) as auditor of the Company for a term expiring at the conclusion of the 2018 annual general meeting of shareholders of the Company and to authorize the supervisory board of the Company (the “Supervisory Board”) to determine the remuneration of the auditor.

Explanatory Information:

•	In accordance with Bermuda law, the review and audit of the financial statements of a Bermuda company must be conducted by an external auditor. The appointment of the auditor is made by shareholders on an annual basis. The Supervisory Board may be authorised by the shareholders to determine the remuneration of the auditor. The Company maintains its financial statements in accordance with IFRS.

PROPOSAL 2: INCREASE OF SUPERVISORY BOARD MEMBERS

Text of the proposed resolution:

2.	To increase the number of Supervisory Board members from nine to eleven.

Explanatory Information:

•	The Supervisory Board has considered its size and optimal composition. With a view to having a body of directors with a valuable mix of skills and experience, from a variety of backgrounds, including across finance, digital, telecommunications and governance, the Supervisory Board has determined that it is in the best interests of the Company to increase the size of the Supervisory Board from nine directors to eleven directors.

•	The recommended slate of eleven directors would result in a majority of Supervisory Board members being unaffiliated with the Company’s two significant shareholders.

PROPOSALS 3-13. ELECTION OF THE SUPERVISORY BOARD

Text of the proposed resolutions:

3.	To appoint Mikhail Fridman as a director of the Company.

4.	To appoint Alexey Reznikovich as a director of the Company.

5.	To appoint Andrei Gusev as a director of the Company.

6.	To appoint Sir Julian Horn-Smith as a director of the Company.

7.	To appoint Gennady Gazin as a director of the Company.

8.	To appoint Nils Katla as a director of the Company.

9.	To appoint Gunnar Holt as a director of the Company.

10.	To appoint Jørn Jensen as a director of the Company.

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11.	To appoint Stan Chudnovsky as a director of the Company.

12.	To appoint Ursula Burns as a director of the Company.

13.	To appoint Guy Laurence as a director of the Company.

Explanatory Information:

•	Members of the Supervisory Board are elected for one-year terms, which will expire at the annual general meeting of shareholders of the Company to be held in 2018 (unless the director is removed from office or his or her office is vacated in accordance with the bye-laws of the Company).

•	Information about the candidates for appointment to the Supervisory Board is attached to this document (Attachment 1).

•	If Proposal 2 is not approved, shareholders will still have the opportunity to vote on each of Proposals 3 – 13, however two of the eleven director nominees will not be elected to the Supervisory Board.

Shareholder Approval Required:

The election of the Supervisory Board itself is conducted by cumulative voting, which allows proportionate representation of shareholders on the Supervisory Board. The number of votes a shareholder has for the appointment of the director nominees will differ based on the approval or non-approval of Proposal 2.

If Proposal 2 is approved: In accordance with the VEON bye-laws, a shareholder should multiply the number of voting shares that it holds by 11 (the number of directors to be elected to the Supervisory Board from among the 11 nominated candidates) and either allocate all of these votes to one nominee or distribute the total number of votes among 2 or more of the nominees proposed to be elected to the Supervisory Board.

If Proposal 2 is not approved: In accordance with the VEON bye-laws, a shareholder should multiply the number of voting shares that it holds by 9 (the number of directors to be elected to the Supervisory Board from among the 11 nominated candidates for the 9 available director positions) and either allocate all of these votes to one nominee or distribute the total number of votes among 2 or more of the nominees proposed to be elected to the Supervisory Board.

Each shareholder should vote on each of Proposals 3 to 13 by writing the number of votes allocated to each of the nominees selected by it in the appropriate box in the proxy form or voting instruction enclosed or, if attending the meeting, in the poll card or ballot handed out at the meeting. The sum of votes cast for the nominees selected by the shareholder may not exceed the total number of votes at such shareholder’s disposal for the appointment of directors.

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Attachment 1 to the Notice of 2017 AGM

INFORMATION ON THE NOMINEES FOR THE APPOINTMENT TO THE SUPERVISORY BOARD OF VEON LTD.

Mikhail M. Fridman has been a director of VEON Ltd. since April 2010. Mr. Fridman was a member of the board of directors of PJSC VimpelCom from July 2001 until April 2010. He currently serves as a member of the board of directors of OJSC Alfa-Bank, as well as Chairman of the supervisory boards of the Alfa Group Consortium and LetterOne Holdings S.A. Mr. Fridman also serves as a member of the supervisory board of X5 Retail Group N.V. He is a member of the Public Chamber of the Russian Federation. Since 1989, Mr. Fridman has taken an active role in managing the Alfa Group, which includes Alfa Finance Holdings S.A. (Alfa Bank, Alfa Capital Holdings Limited and Medpoint Limited), Altimo and X5 Retail Group N.V. In 1988, Mr. Fridman co-founded the Alfa-Foto cooperative. From 1986 until 1988, Mr. Fridman served as an engineer at Elektrostal Metallurgical Works. Mr. Fridman graduated with honors from the Faculty of Non-Ferrous Metals of the Moscow Institute of Steel and Alloys in 1986.

Alexey M. Reznikovich has been Chairman of the VEON Ltd. supervisory board since December 2012 and a director of VEON Ltd. since April 2010. He also serves as chairman of VEON Ltd.’s compensation committee. Mr. Reznikovich was a member of the board of directors of PJSC VimpelCom from May 2002 until April 2010. Mr. Reznikovich has served as Managing Partner of LetterOne Telecom since June 2014. Prior to joining LetterOne Telecom, he was Chief Executive Officer of LLC Altimo from April 2005 to May 2014 and Chief Executive Officer of Altimo Holdings & Investments Ltd. from June 2006 to May 2014. He has been a member of the supervisory board of the Alfa Group Consortium since 2002, with overall responsibility for business development and management supervision of the group’s assets. Mr. Reznikovich was a director of Golden Telecom from May 2007 until February 2008. In 2001, Mr. Reznikovich founded EMAX, a new business venture to develop internet centers in Russia and has been a director of EMAX and of CAFEMAX, an internet café chain, since February 2001. From December 1998 to 2000, Mr. Reznikovich was a partner at McKinsey & Co. Prior to his time at McKinsey, Mr. Reznikovich worked at Procter & Gamble in Italy and Transworld in the United States. He graduated from the Economics Faculty of the Moscow State University and received an M.B.A. from Georgetown University in the United States and from INSEAD in France.

Andrei Gusev has been a director of VEON Ltd. since April 2014. Mr. Gusev is serving as a chairman of VEON Ltd.’s finance and strategy committee and as a member of its nominating and corporate governance committee and compensation committee. Mr. Gusev is a senior partner at LetterOne Telecom (UK) LLP, joining in 2014, and was a managing director at Altimo from 2013 to 2014. Mr. Gusev was Chief Executive Officer of X5 Retail Group N.V. from 2011 to 2012 and prior to that, from 2006 to 2010, served as its Director of Business Development and M&A. From 2001 to 2005, Mr. Gusev served as Managing Director of the Alfa Group with overall responsibility for investment planning. Prior to that, Mr. Gusev worked at Bain & Company and Deloitte Consulting. Mr. Gusev received an M.B.A. from the Wharton School at the University of Pennsylvania in 2000 and a diploma with honors from the Department of Applied Mathematics and Computer Science at Lomonosov Moscow State University in 1994.

Sir Julian Horn-Smith has been a director of VEON Ltd. since July 2014. Sir Julian served as a member of VEON Ltd.’s special committee overseeing the internal investigation and the company’s response to the inquiries by various authorities until its dissolution on August 3, 2016. Sir Julian is active in the global telecommunications sector as a Senior Advisor to UBS Investment Bank, in London and Senior Advisor to CVC (Telecoms and Media). He also serves as an advisor to LetterOne. Sir Julian previously served as Senior Advisor to the Etisalat Group board from 2011 to 2014. Sir Julian was a member of the founding management team of Vodafone Group Plc. He retired from Vodafone in July 2006, where he held a number of senior positions, including Deputy Chief Executive Officer and member of the board. He currently serves as a member of the board of Digicel, a Caribbean and Pacific operator. Sir Julian is also Chairman of eBuilder, based in Sweden. He is a Pro Chancellor at Bath University and chairs the University’s School of Management Advisory Board. He is the Founder and Co-Chair of The TATLIDiL Conference (British and Turkish Conference). During his career in international telecommunications, Sir Julian has served as Chair of both the Mannesmann Supervisory and Management boards, as well as a Director on a number of company boards, including Lloyds Banking Group plc, Smiths Group, China Mobile, eAccess in Japan, De la Rue plc, Verizon Wireless and SFR in France. Sir Julian earned a Bachelor of Science in economics from University of London in 1970 and a Master of Science from University of Bath in the United Kingdom in 1979.

Gennady Gazin has been an alternate director of VEON Ltd. since October 2014 and a director of VEON Ltd. since June 2015. Mr. Gazin is serving as a chairman of VEON Ltd.’s nominating and corporate governance committee and as a member of its finance and strategy committee and audit committee. He served as chairman of its special committee overseeing the internal investigation and the company’s response to the inquiries by various authorities until its dissolution on August 3, 2016. Mr. Gazin currently serves as Director at Interpipe, a producer of pipes and railroad wheels; Director at GeoAlliance, an oil and gas production company; and Chairman of the Board at Genesis Philanthropy Group. From 2007 to 2012, Mr. Gazin served as CEO of EastOne, an international investment advisory group. Prior to EastOne, Mr. Gazin worked at McKinsey & Company’s New York and Moscow offices for 14 years, during which time he was an active member of the Telecommunications practice and also served as the Senior Partner responsible for McKinsey’s CIS practice. Mr. Gazin started his professional career as a systems and telecommunications engineer at Bell Communications Research/Tellcordia and General Dynamics in the USA. Mr. Gazin received a bachelor’s degree in Electrical Engineering from Cornell University in 1987, a master’s degree in Electrical Engineering from Stanford University in 1988 and an M.B.A. from the Wharton School of Business at the University of Pennsylvania in 1993.

Nils Katla has been a director of VEON Ltd. since June 2015. Mr. Katla is a member of VEON Ltd.’s nominating and corporate governance committee and compensation committee. Mr. Katla is a member of the Board of Directors for Telenor Hungary. Mr. Katla joined the Telenor Group in 2001 and has been responsible for growing Telenor’s Nordic and European positions, resulting in a number of acquisitions. He is currently serving as the Senior Vice President of Mergers & Acquisitions for Telenor ASA. From 2004 to 2007, he was a member of

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the Management Board of Telenor Norway. He has served on a number of Boards of Directors for Telenor Group companies. Before joining Telenor, Mr. Katla served as the Executive Vice President of the Consumer Division at Enitel from 2000 to 2001. He also headed the consumer division of TeliaSonera as the Senior Vice President from 1997 to 1999. He has also worked for McKinsey & Company from 1995 to 1997 and Arthur Andersen & Company (later Accenture) from 1990 to 1993. Mr. Katla holds a Master of Science degree in Computer Science and Telematics from the Norwegian Institute of Technology and an M.B.A. from INSEAD.

Stan Chudnovsky has been a director of VEON Ltd. since August 2016. Mr. Chudnovsky is Head of Product for Messaging at Facebook. Before joining Facebook, Mr. Chudnovsky was Vice President of Growth, Global Strategy and Special Operations at PayPal after a company he co-founded, IronPearl, was acquired. Prior to this, Mr. Chudnovsky was involved in the establishment of Tickle Inc., one of the first social media companies, and grew it to become one of the largest websites in the world by 2003. Mr. Chudnovsky has a strong background as an entrepreneur, having co-founded several other successful internet companies including Jiff, NFX, Ooga Labs, and Wonderhill. He has served on a number of corporate boards, including Goodreads and Zinch. Originally from Moscow, Mr. Chudnovsky earned engineering degrees in Russia.

Gunnar Holt has been a director of VEON Ltd. since June 2015. Mr. Holt is serving as a member of VEON Ltd.’s finance and strategy committee and audit committee. Mr. Holt has been a Senior Advisor at Telenor ASA since 2006 and previously served as a Group Finance Director. From 1995 to 1999, he worked at Aker ASA and Aker RGI ASA, serving as Executive Vice President and Chief Financial Officer. From 1986 to 1995, he held various leadership positions in the Aker Group, including Deputy President of Norwegian Contractors AS, Executive Vice President and Chief Financial Officer of Aker Oil and Gas Technology AS, President of Aker Eiendom AS, and Finance and Accounting Director of Aker Norcem AS. From 1978 to 1986, he served as Executive Officer and Special Advisor in the Norwegian Ministry of Petroleum and Energy. Mr. Holt holds a Doctor of Business Administration degree and Advanced Postgraduate Diploma in Management Consultancy from Henley Management Collage, Brunel University, in the United Kingdom; an MBA from the University of Queensland in Australia, and an M.B.A. in finance from the University of Wisconsin. He also received a Diplomøkonom from The Norwegian School of Management. Mr. Holt has served on a number of corporate boards.

Jørn P. Jensen has been a director of VEON Ltd. since August 2016. Mr Jensen is serving as a chairman of VEON Ltd.’s audit committee. Mr. Jensen has been a Director of Danske Bank A/S since March 2012 and has previously held senior roles, including Deputy Chief Executive Officer and Group Chief Financial Officer, at Carlsberg between 2000 and 2015. Mr. Jensen has served as a Member of the Committee on Corporate Governance in Denmark since 2012, and has previously served on a number of corporate boards, including DONG Energy A/S (2010 to 2015), Brightpoint Inc., Lauritzen Fonden/Vesterhavet A/S, and Royal Scandinavia A/S. Mr. Jensen received a Bachelor of Science in Economics from Copenhagen Business School in 1986, and a Master of Science in Economics and Business Administration from Copenhagen Business School in 1988.

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Ursula Burns has been a Director of American Express, Exxon Mobil, Nestlé and Datto and has previously served as Chairman and Chief Executive Officer of Xerox Corporation, from 2010 to 2017 and 2009 to 2016, respectively. Ms. Burns was appointed by US President Barack Obama to help lead the White House national program on Science, Technology, Engineering and Math (STEM) from 2009 to 2016 and she served as chair of the President’s Export Council from 2015 to 2016 after service as vice chair from 2010 to 2015. She also provides leadership counsel to several other community, educational and non-profit organizations including the Ford Foundation, the Massachusetts Institute of Technology (MIT) Corporation, Cornell Tech Board of Overseers, the New York City Ballet, and the Mayo Clinic among others. Ms. Burns is a member of the National Academy of Engineers and the American Academy of Arts and Sciences. Ms. Burns holds a master’s degree in mechanical engineering from Columbia University and a bachelor’s in mechanical engineering from Polytechnic Institute of New York University.

Guy Laurence has more than 30 years of global experience in telecommunications, media and pay television. From 2013 to 2016, Mr. Laurence served as President and Chief Executive Officer of Rogers, a Canadian telecommunications and media group. Prior to that, he worked at Vodafone from 2000 to 2013 and held several senior positions, including Chief Executive Officer of Vodafone UK from 2008 to 2013 and Chief Executive Officer of Vodafone Netherlands from 2005 to 2008. Mr. Laurence has also held senior leadership positions at a number of international media companies, including MGM Studios, United Cinemas International and Chrysalis Records. In 2012, he was recognized by the UK Prime Minister, David Cameron, for developing a text donation service that is now used by over 25,000 charities in the UK.

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VEON LTD.

PROXY FORM

Your proxy must be received by 11.00 am Central European Time on 21 July 2017 to be counted in the final tabulation of proxy votes for the meeting.

This proxy is solicited on behalf of the Supervisory Board of VEON Ltd. (“VEON” or the “Company”) for the annual general meeting of VEON shareholders to be held on 24 July 2017.

The undersigned appoints Scott Dresser and Alexander Lemke, jointly and severally, as proxies, each with full power of substitution, and authorises each of them to represent and to vote, as designated below, all common shares of VEON held of record by the undersigned on 9 June 2017 at the meeting and at any adjournment of the meeting. The undersigned further authorizes the proxies to vote in their discretion upon such other matters as may properly come before the meeting (including any motion to amend the resolutions proposed at the meeting and any motion to adjourn the meeting) and at any adjournment of the meeting.

Name of registered shareholder

Signature

Signature (if held by joint holders)

Date:

Please print the shareholder’s name exactly as it appears in the register of shareholders of the Company and sign this proxy form IN FRONT OF A NOTARY PUBLIC. Proxies should be dated when signed. Where shares are held by joint holders, both should sign IN FRONT OF A NOTARY PUBLIC. When signing as attorney, executor, administrator, trustee, guardian or other similar capacity, please give your full title as such and execute the document IN FRONT OF A NOTARY PUBLIC. If a corporation, a duly authorized officer of the corporation should sign on behalf of the corporation, or the seal of the corporation should be affixed, in each case, IN FRONT OF A NOTARY PUBLIC. If a partnership, a partner should sign in the partnership’s name, IN FRONT OF A NOTARY PUBLIC.

BEFORE ME:

SIGNATURE AND SEAL OF NOTARY PUBLIC

AT (PLACE)

DATE:

Please mark, sign (IN FRONT OF A NOTARY PUBLIC), date and return this proxy card by mail to VEON Ltd., Attn: Legal Department, Claude Debussylaan 88, 1082 MD Amsterdam, The Netherlands or send a scanned copy of it by e-mail to Rohit.Bhoothalingam@veon.com. In order for your mailed proxy to be counted, the proxy must have been EXECUTED IN FRONT OF A NOTARY PUBLIC and must be received no later than 11.00 am Central European Time on 21 July 2017. Submitting a proxy will not affect your right to vote in person if you decide to revoke your proxy and attend the meeting.

PROXY FORM

2017 ANNUAL GENERAL MEETING OF VEON LTD.

THIS PROXY, WHEN PROPERLY EXECUTED IN FRONT OF A NOTARY PUBLIC AND DELIVERED, WILL BE VOTED AS DIRECTED BY THE UNDERSIGNED SHAREHOLDER.

FOR PROPOSALS 1 AND 2 PLEASE VOTE “FOR”, “AGAINST” OR “ABSTAIN”. THESE PROPOSED RESOLUTIONS WILL BE DETERMINED BY SIMPLE MAJORITY OF THE VOTES CAST.

PROPOSALS 3 TO 13 (INCLUSIVE) WILL BE DETERMINED BY CUMULATIVE VOTING AS FOLLOWS:

•	IF PROPOSAL 2 IS NOT PASSED BY A SIMPLE MAJORITY, PLEASE MULTIPLY THE NUMBER OF SHARES YOU HOLD BY NINE (9) REPRESENTING THE NUMBER OF SUPERVISORY BOARD POSITIONS AVAILABLE FOR ELECTION AND ALLOCATE YOUR VOTES BESIDE THE NAME(S) OF YOUR NOMINEE(S);

•	IF PROPOSAL 2 IS PASSED BY A SIMPLE MAJORITY, THE SUPERVISORY BOARD WILL BE INCREASED TO ELEVEN (11) MEMBERS. PLEASE INDICATE YOUR VOTE BY MULTIPLYING THE NUMBER OF SHARES YOU HOLD BY ELEVEN (11) AND ALLOCATE YOUR VOTES BESIDE THE NAME(S) OF YOUR NOMINEE(S).

IF YOU SIGN AND RETURN THIS PROXY BUT NO DIRECTIONS ARE GIVEN, THEN THIS PROXY WILL BE VOTED SO THAT, IN RESPECT OF PROPOSALS 1 AND 2 YOU VOTE “FOR” THE PROPOSALS, AND FOR PROPOSALS 3 TO 13 (INCLUSIVE), THE VOTES TO WHICH YOU ARE ENTITLED ARE SPLIT EQUALLY BETWEEN EACH OF THE CANDIDATES FOR ELECTION AS DIRECTORS AND IN THE DISCRETION OF THE PROXIES UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING.

Votes must be indicated in Black or Blue ink.             MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY.

IF THE ABOVE VOTING INSTRUCTIONS ARE NOT FOLLOWED, YOUR VOTES MAY NOT BE COUNTED AT THE 2017 ANNUAL GENERAL MEETING OF THE COMPANY.

	PROPOSAL	VOTING INSTRUCTIONS
1.

To re-appoint PricewaterhouseCoopers Accountants N.V. as auditor of the Company for a term expiring at the conclusion of the 2018 annual general meeting of shareholders of the Company and to authorize the supervisory board of the Company (the “Supervisory Board”) to determine the remuneration of the auditor.

		FOR ☐	AGAINST ☐	ABSTAIN ☐
2.	To increase the number of Supervisory Board members from nine to eleven.	FOR ☐	AGAINST ☐	ABSTAIN ☐

3. To appoint Mikhail Fridman as a director.	If proposal 2 is NOT passed (multiply shares by 9 and allocate votes):	If proposal 2 is passed (multiply shares by 11 and allocate votes):

	VOTES FOR	VOTES FOR

PROXY FORM

2017 ANNUAL GENERAL MEETING OF VEON LTD.

PROPOSAL	VOTING INSTRUCTIONS
4. To appoint Alexey Reznikovich as a director.	If proposal 2 is NOT passed (multiply shares by 9 and allocate votes):	If proposal 2 is passed (multiply shares by 11 and allocate votes):

	VOTES FOR	VOTES FOR

5. To appoint Andrei Gusev as a director.	If proposal 2 is NOT passed (multiply shares by 9 and allocate votes):	If proposal 2 is passed (multiply shares by 11 and allocate votes):

	VOTES FOR	VOTES FOR

6. To appoint Sir Julian Horn-Smith as a director.	If proposal 2 is NOT passed (multiply shares by 9 and allocate votes):	If proposal 2 is passed (multiply shares by 11 and allocate votes):

	VOTES FOR	VOTES FOR

7. To appoint Gennady Gazin as a director.	If proposal 2 is NOT passed (multiply shares by 9 and allocate votes):	If proposal 2 is passed (multiply shares by 11 and allocate votes):

	VOTES FOR	VOTES FOR

8. To appoint Nils Katla as a director.	If proposal 2 is NOT passed (multiply shares by 9 and allocate votes):	If proposal 2 is passed (multiply shares by 11 and allocate votes):

	VOTES FOR	VOTES FOR

9. To appoint Gunnar Holt as a director.	If proposal 2 is NOT passed (multiply shares by 9 and allocate votes):	If proposal 2 is passed (multiply shares by 11 and allocate votes):

	VOTES FOR	VOTES FOR

PROXY FORM

2017 ANNUAL GENERAL MEETING OF VEON LTD.

PROPOSAL	VOTING INSTRUCTIONS
10. To appoint Jørn Jensen as a director.	If proposal 2 is NOT passed (multiply shares by 9 and allocate votes):	If proposal 2 is passed (multiply shares by 11 and allocate votes):

	VOTES FOR	VOTES FOR

11. To appoint Stan Chudnovsky as a director.	If proposal 2 is NOT passed (multiply shares by 9 and allocate votes):	If proposal 2 is passed (multiply shares by 11 and allocate votes):

	VOTES FOR	VOTES FOR

12. To appoint Ursula Burns as a director.	If proposal 2 is NOT passed (multiply shares by 9 and allocate votes):	If proposal 2 is passed (multiply shares by 11 and allocate votes):

	VOTES FOR	VOTES FOR

13. To appoint Guy Laurence as a director.	If proposal 2 is NOT passed (multiply shares by 9 and allocate votes):	If proposal 2 is passed (multiply shares by 11 and allocate votes):

	VOTES FOR	VOTES FOR